Exhibit (a)(5)(e)

For Immediate Release

Del Taco Restaurants, Inc. Announces Fiscal Second Quarter 2016 Financial Results

System-wide comparable restaurant sales growth of 3.3%

Reiterates fiscal year 2016 guidance

Conference call and webcast will be held at 5:00 p.m. ET today

Lake Forest, CA. July 20, 2016 – Del Taco Restaurants, Inc. (“Del Taco” or the “Company”), (NASDAQ: TACO, TACOW), the second largest Mexican-American QSR chain by units in the United States, operating restaurants under the name Del Taco, today announced fiscal second quarter 2016 financial results. The Company also reiterated its fiscal year 2016 guidance.

Del Taco became a public company when it completed a business combination with Levy Acquisition Corp. on June 30, 2015. This resulted in a fiscal second quarter financial statement presentation that includes a predecessor period for the twelve-weeks ended June 16, 2015 compared to a successor period for the twelve-weeks ended June 14, 2016.

Fiscal Second Quarter 2016 Highlights

•	System-wide comparable restaurant sales growth of 3.3% and company-owned comparable restaurant sales growth of 3.1%, marking the eleventh and sixteenth consecutive quarter of gains, respectively;

•	Company-owned comparable restaurant sales growth comprised average check growth of 4.9%, including nearly 1% of menu mix growth, and a transaction decrease of (1.8%);

•	Total revenue of $100.0 million, representing 2.5% growth from the fiscal second quarter of 2015;

•	Restaurant sales of $95.9 million, representing 2.1% growth from the fiscal second quarter of 2015;

•	Restaurant contribution margin, a non-GAAP financial measure, of 20.6%, an improvement of approximately 80 basis points from the fiscal second quarter of 2015;

•	Net income increased to $4.9 million, representing diluted earnings per share of $0.13, from $4.6 million in the fiscal second quarter of 2015;

•	Adjusted EBITDA, a non-GAAP financial measure, increased to $16.0 million from $15.3 million in the fiscal second quarter of 2015, representing 4.5% growth; and

•	The opening of one company-owned restaurant.

Paul J.B. Murphy, III, President and Chief Executive Officer of Del Taco, commented, “Effective execution resulted in solid second quarter performance that was in line with our expectations and characterized by system-wide comparable restaurant sales growth, restaurant contribution margin expansion, and increases in both adjusted EBITDA and net income.”

Murphy added, “Del Taco’s brand equity and unique barbell menu strategy supported favorable menu mix shifts driven by premium category use while our expanded Buck & Under platform provided guests compelling every day value without discounting. At company restaurants, effective menu price increases and favorable menu mix combined with modest commodity deflation helped offset the California minimum wage increase to $10/hour and led to meaningful restaurant contribution margin expansion.”

Murphy continued, “In late June, we launched Fresh Combined Solutions, the next phase of our Combined Solutions strategy. The goal is to build upon our successful repositioning by putting a finer point on our brand positioning to further differentiate Del Taco. In addition to a number of operational enhancement initiatives designed to drive quality, speed, and service, we launched several brand catalysts to drive demand. We are delighted with how 2016 is shaping up for our business, confident that we can achieve our annual guidance, and are excited by what we have yet to accomplish this fiscal year.”

Review of Fiscal Second Quarter 2016 Financial Results

Total revenue was $100.0 million, an increase of 2.5% compared to $97.6 million in the fiscal second quarter of 2015. The growth in revenue was driven by a 2.1% increase in Company restaurant sales and a 13.6% increase in franchise revenue.

Comparable restaurant sales increased 3.3% system-wide for the fiscal second quarter ended June 14, 2016, resulting in an impressive 9.3% two year growth rate cycling over the second strongest quarter of 2015. The Del Taco system has now generated comparable restaurant sales growth for eleven consecutive quarters. Company-owned comparable restaurant sales increased 3.1%, marking the sixteenth consecutive quarter of comparable restaurant sales growth. Franchise comparable restaurant sales increased 3.6%.

Restaurant contribution, a non-GAAP financial measure, increased 6.2% year-over-year to $19.8 million. As a percentage of Company restaurant sales, restaurant contribution increased approximately 80 basis points year-over-year to 20.6%. The increase was driven by an approximately 110 basis point improvement in food and paper costs and an approximately 80 basis point improvement in occupancy and other operating expenses, partially offset by an approximately 120 basis point increase in labor and related expenses. A reconciliation between restaurant contribution and the nearest GAAP financial measure is included in the accompanying financial data.

Net income was $4.9 million, compared to $4.6 million in the fiscal second quarter of 2015. Earnings per diluted share were $0.13 compared to $0.69 in the fiscal second quarter of 2015. The prior year period included $0.9 million of transaction-related costs that consisted of direct costs incurred in connection with our two-step business combination transaction.

Adjusted EBITDA, a non-GAAP financial measure, increased 4.5% to $16.0 million compared to $15.3 million in the previous year’s fiscal second quarter. A reconciliation between adjusted EBITDA and the nearest GAAP financial measure is included in the accompanying financial data.

Share Repurchase Program

Under the $25 million share repurchase authorization announced in March 2016, during the fiscal second quarter of 2016 the Company repurchased 542,303 shares of common stock at an average price of $9.92 per share and also repurchased 241,806 warrants at an average price of $2.36 per warrant for an aggregate cost of approximately $6.0 million.

Since the inception of the program in March 2016 through June 14, 2016, Del Taco has repurchased 628,982 shares at an average price per share of $10.04 and 241,806 warrants for an aggregate of $6.9 million with approximately $18.1 million remaining under this authorization.

Offer to Exchange Common Stock for Outstanding Warrants

On July 11, 2016, the Company commenced an offer to exchange (“Offer to Exchange”) 0.2780 shares of the Company’s common stock (“shares”) for each outstanding Company warrant exercisable for shares at an exercise price of $11.50 per share (the “warrants”) (approximately one share for every 3.6 warrants tendered), up to a maximum of 6,750,000 warrants.

The Offer to Exchange will expire, unless extended, at 11:59 p.m., Eastern Time, on Friday, August 5, 2016. Tenders of warrants must be made prior to the expiration of the Offer to Exchange and may be withdrawn at any time prior to the expiration of the Offer to Exchange. All outstanding Warrants are eligible to be tendered pursuant to the Offer (subject to proration). All of our directors and executive officers who beneficially own warrants have agreed to participate in the Offer. The purpose of the Offer to Exchange is to reduce the number of Shares that would become outstanding upon the exercise of warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure.

None of the Company, its board of directors, officers or employees, nor the financial advisor, depositary or the information agent makes any recommendations to warrant holders as to whether to tender or refrain from tendering their warrants pursuant to the Offer to Exchange Letter. Warrant holders must decide how many warrants they will tender, if any.

This is not an offer to purchase or a solicitation of an offer to sell securities. The Offer to Exchange described above is made only pursuant to a Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Exchange Letter, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the Tender Offer Statement on Schedule TO, Offer to Exchange Letter, Letter of Transmittal and related exhibits, as they contain important information about the Offer to Exchange. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the Offer to Exchange, Morrow Sodali, toll-free (855) 291-6792 (banks and brokerage firms, please call (203) 658-9400).

Fiscal Year 2016 Guidance

The Company is reiterating the following guidance for fiscal year 2016, the 53-week period ending January 3, 2017:

•	System-wide same store sales growth of approximately 2.5% to 4.5%;

•	Total revenue between $439 million and $449 million;

•	Total company-owned restaurant sales between $422 million and $432 million;

•	Restaurant contribution margin between 19.8% and 20.3%;

•	California minimum wage impact estimated to increase labor and related expenses by approximately $7.2 million, including preservation of appropriate wage differentials and incremental payroll taxes;

•	General and administrative expenses of between approximately 7.9% and 8.3% of total revenue, including incremental public company costs and non-cash stock-based compensation;

•	Adjusted EBITDA between $67.5 million and $70.0 million;

•	Effective tax rate of approximately 40%;

•	Diluted earnings per share of approximately $0.53 and $0.56;

•	Fifteen to eighteen new system-wide restaurant openings; and

•	Net capital expenditures totaling approximately $36.0 to $41.0 million including approximately $10.0 to $12.5 million for new unit construction, approximately $10.0 to $11.0 million for capitalized maintenance, approximately $10.0 to $11.5 million for discretionary investment in equipment and technology, and approximately $6.0 million for land acquisition for development after 2016.

Conference Call

A conference call and webcast to discuss Del Taco’s financial results is scheduled for 5:00 p.m. ET today. Hosting the conference call and webcast will be Paul J.B. Murphy, III, President and Chief Executive Officer; John D. Cappasola, Jr., Executive Vice President and Chief Brand Officer; and Steven L. Brake, Executive Vice President and Chief Financial Officer.

Interested parties may listen to the conference call via telephone by dialing 1-201-689-8562. A telephone replay will be available shortly after the call has concluded and can be accessed by dialing 1-858-384-5517, the passcode is 13639923.

The webcast will be available at www.deltaco.com under the investors section and will be archived on the site shortly after the call has concluded.

Key Financial Definitions

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable company, franchise and total system restaurant base. Restaurants are included in the comparable store base in the accounting period following its 18th full month of operations and excludes restaurant closures.

Restaurant contribution is defined as company restaurant sales less restaurant operating expenses, which are food and paper costs, labor and related expenses and occupancy and other operating expenses. Restaurant contribution margin is defined as restaurant contribution as a percentage of company restaurant sales. Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of restaurants and the calculations thereof may not be comparable to those reported by other companies. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of results as reported under U.S. GAAP. Management believes that restaurant contribution and restaurant contribution margin are important tools for investors because they are widely-used metrics within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution and restaurant contribution margin as key performance indicators to evaluate the profitability of incremental sales at Del Taco restaurants, to evaluate restaurant performance across periods and to evaluate restaurant financial performance compared with competitors. A reconciliation between restaurant contribution and the nearest GAAP financial measure is included in the accompanying financial data.

Adjusted EBITDA is defined as net income/loss prior to interest expense, income taxes, and depreciation and amortization, as adjusted to add back certain charges, such as stock-based compensation expense and transaction-related costs, as these expenses are not considered an indicator of ongoing company performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income/loss as a measure of operating performance or cash flows or as measures of liquidity. Non-GAAP financial measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because (i) we believe this measure is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find this measure useful in assessing our ability to service or incur indebtedness, and (iii) we use Adjusted EBITDA internally as a benchmark to compare performance to that of competitors. A reconciliation between Adjusted EBITDA and the nearest GAAP financial measure is included in the accompanying financial data.

About Del Taco Restaurants, Inc.

Founded in 1964 in Southern California, Del Taco (NASDAQ: TACO) is the nation’s second largest Mexican Quick Service Restaurant chain. Known for serving Mexican and American favorites prepared fresh in every restaurants’ working kitchen, Del Taco’s menu items taste better because they are made with fresh ingredients like cheddar cheese grated from 40-lb blocks, hand chopped pico de gallo, fresh sliced avocado, slow cooked beans made from scratch, and fresh-grilled marinated chicken and carne asada steak. In June 2016, Del Taco reinvigorated its UnFreshing Believable® marketing campaign to further communicate its commitment to serve guests everything that they love, including choosing not to choose between tacos and fries, fresh prep and fair price, or great tasting food and the convenience of a drive thru. With nearly 550 restaurants in 16 states, Del Taco serves more than three million guests each week. For more information, follow Del Taco on Twitter, Facebook and Instagram or visit www.deltaco.com.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, information concerning Del Taco’s possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities and the effects of regulation. These statements are based Del Taco’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “target,” “may,” “will,” “should,” “future,” “propose,” “preliminary,” “guidance,” “on track” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Del Taco’s management’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks included, without limitation, consumer demand, our inability to successfully open company-owned or franchised restaurants or establish new markets, competition in our markets, our inability to grow and manage growth profitably, adverse changes in food and supply costs, our inability to access additional capital, changes in applicable laws or regulations, food safety and foodborne illness concerns, our inability to manage existing and to obtain additional franchisees, our inability to attract and retain qualified personnel, our inability to profitably expand into new markets, changes in, or the discontinuation of, the Company’s repurchase program, and the possibility that we may be adversely affected by other economic, business, and/or competitive factors. Additional risks and uncertainties are identified and discussed in Del Taco’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and the Company’s website at www.deltaco.com.

Forward-looking statements included in this release speak only as of the date of this release. Del Taco undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this release or otherwise.

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Media Contact:

Julia Young

(646) 277-1280

julia.young@icrinc.com

Investor Relations Contact:

Raphael Gross

(203) 682-8253

investor@deltaco.com

Del Taco Restaurants, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	Successor
	June 14, 2016	December 29, 2015
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,298	$10,194
Accounts and other receivables, net	2,361	3,220
Inventories	2,427	2,806
Prepaid expenses and other current assets	3,174	3,545

Total current assets	15,260	19,765
Property and equipment, net	119,459	114,030
Goodwill	319,056	318,275
Trademarks	220,300	220,300
Intangible assets, net	26,692	28,373
Other assets, net	3,050	2,829

Total assets	$703,817	$703,572

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$17,266	$16,831
Other accrued liabilities	29,319	32,897
Current portion of capital lease obligations and deemed landlord financing liabilities	1,667	1,725

Total current liabilities	48,252	51,453
Long-term debt, capital lease obligations and deemed landlord financing liabilities, excluding current portion, net	167,387	167,968
Deferred income taxes	83,355	79,523
Other non-current liabilities	33,835	36,251

Total liabilities	332,829	335,195
Commitments and contingencies
Shareholders’ equity:

Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—

Common stock, $0.0001 par value; 400,000,000 shares authorized; 38,173,443 shares issued and outstanding at June 14, 2016; 38,802,425 shares issued and outstanding at December 29, 2015	4	4
Additional paid-in capital	366,946	372,260
Retained earnings (accumulated deficit)	4,038	(3,887)

Total shareholders’ equity	370,988	368,377

Total liabilities and shareholders’ equity	$703,817	$703,572

Del Taco Restaurants, Inc.

Consolidated Statements of Comprehensive Income

(Unaudited)

(In thousands, except share and per share data)

	Successor	Predecessor
	12 Weeks Ended June 14, 2016	12 Weeks Ended June 16, 2015
Revenue:
Company restaurant sales	$95,917	$93,902
Franchise revenue	3,576	3,147
Franchise sublease income	533	554

Total revenue	100,026	97,603
Operating expenses:
Restaurant operating expenses:
Food and paper costs	26,358	26,859
Labor and related expenses	30,249	28,486
Occupancy and other operating expenses	19,526	19,924
General and administrative	8,214	6,550
Depreciation and amortization	5,532	3,796
Occupancy and other - franchise subleases	510	517
Pre-opening costs	35	129
Restaurant closure charges, net	(166)	72
Loss on disposal of assets	62	14

Total operating expenses	90,320	86,347

Income from operations	9,706	11,256
Other expenses:
Interest expense	1,405	4,018
Transaction-related costs	126	877
Debt modification costs	—	2

Total other expenses	1,531	4,897

Income from operations before provision for income taxes	8,175	6,359
Provision for income taxes	3,311	1,731

Net income	4,864	4,628
Other comprehensive income (loss):
Change in fair value of interest rate cap	—	(2)
Reclassification of interest rate cap amortization included in net income	—	36

Total other comprehensive income, net	—	34

Comprehensive income	$4,864	$4,662

Earnings per share:
Basic	$0.13	$0.69
Diluted	$0.13	$0.69
Weighted-average shares outstanding
Basic	38,292,215	6,707,776
Diluted	38,442,304	6,707,776

Del Taco Restaurants, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands, except share and per share data)

	Successor	Predecessor
	24 Weeks Ended June 14, 2016	24 Weeks Ended June 16, 2015
Revenue:
Company restaurant sales	$189,467	$184,785
Franchise revenue	6,905	6,148
Franchise sublease income	1,057	1,088

Total revenue	197,429	192,021
Operating expenses:
Restaurant operating expenses:
Food and paper costs	52,487	52,841
Labor and related expenses	60,033	56,409
Occupancy and other operating expenses	39,649	39,958
General and administrative	16,506	13,846
Depreciation and amortization	11,018	7,588
Occupancy and other - franchise subleases	1,013	1,022
Pre-opening costs	128	248
Restaurant closure charges, net	12	94
Loss on disposal of assets	137	14

Total operating expenses	180,983	172,020

Income from operations	16,446	20,001
Other expenses:
Interest expense	2,877	10,829
Transaction-related costs	191	7,193
Debt modification costs	—	137
Change in fair value of warrant liability	—	(35)

Total other expenses	3,068	18,124

Income from operations before provision for income taxes	13,378	1,877
Provision for income taxes	5,453	2,189

Net income (loss)	7,925	(312)
Other comprehensive income (loss):
Change in fair value of interest rate cap	—	(23)
Reclassification of interest rate cap amortization included in net income (loss)	—	58

Total other comprehensive income, net	—	35

Comprehensive income (loss)	$7,925	$(277)

Earnings (loss) per share:
Basic	$0.21	$(0.06)
Diluted	$0.20	$(0.06)
Weighted-average shares outstanding
Basic	38,545,115	5,391,137
Diluted	38,672,425	5,391,137

Del Taco Restaurants, Inc.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(Unaudited)

(In thousands)

	Successor	Predecessor
	12 Weeks Ended June 14, 2016	12 Weeks Ended June 16, 2015
Net income	$4,864	$4,628
Non-GAAP adjustments:
Provision for income taxes	3,311	1,731
Interest expense	1,405	4,018
Depreciation and amortization	5,532	3,797

EBITDA	15,112	14,174

Stock-based compensation expense	930	—
Loss on disposal of assets	62	14
Restaurant closure charges, net	(166)	72
Amortization of favorable and unfavorable lease assets and liabilities, net	(140)	(1)
Debt modification costs	—	2
Transaction-related costs	126	877
Pre-opening costs	35	129

Adjusted EBITDA	$15,959	$15,267

Del Taco Restaurants, Inc.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(Unaudited)

(In thousands)

	Successor	Predecessor
	24 Weeks Ended June 14, 2016	24 Weeks Ended June 16, 2015
Net income (loss)	$7,925	$(312)
Non-GAAP adjustments:
Provision for income taxes	5,453	2,189
Interest expense	2,877	10,829
Depreciation and amortization	11,018	7,590

EBITDA	27,273	20,296

Stock-based compensation expense	1,629	532
Loss on disposal of assets	137	14
Restaurant closure charges, net	12	94

Amortization of favorable and unfavorable lease assets and liabilities, net	(280)	(2)
Debt modification costs	—	137
Transaction-related costs	191	7,193
Change in fair value of warrant liability	—	(35)
Pre-opening costs	128	248

Adjusted EBITDA	$29,090	$28,477

Del Taco Restaurants, Inc.

Reconciliation of Company Restaurant Sales to Restaurant Contribution

(Unaudited)

(In thousands)

	Successor	Predecessor
	12 Weeks Ended June 14, 2016	12 Weeks Ended June 16, 2015
Company restaurant sales	$95,917	$93,902
Restaurant operating expenses	76,133	75,269

Restaurant contribution	$19,784	$18,633

Restaurant contribution margin	20.6%	19.8%

Del Taco Restaurants, Inc. Reconciliation of Company Restaurant Sales to Restaurant Contribution (Unaudited) (In thousands)
	Successor	Predecessor
	24 Weeks Ended June 14, 2016	24 Weeks Ended June 16, 2015
Company restaurant sales	$189,467	$184,785
Restaurant operating expenses	152,169	149,208

Restaurant contribution	$37,298	$35,577

Restaurant contribution margin	19.7%	19.3%